BLACKHILL ADVISORS, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Organization

Blackhill Advisors, LP (the "Partnership") was organized on August 1, 2000 as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. Its income is derived from consulting and business brokerage.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for Federal income taxes is required since the partners report their proportionate share of Partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionally allocated to the partners based upon their ownership interests.

The state of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of (a) 70% of revenue or (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is accounted for as an income tax for financial statement purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Partnership's federal and state income tax returns are subject to examination by taxing authorities over various statues of limitations generally three to five years from the date of filing.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Note 1 – Summary of Significant Accounting Policies, continued

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition

Revenue from consulting and business brokerage is recognized upon performance of the services.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2015, the Partnership had net capital of approximately $127,706 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.32 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 – Related Party Transactions

The Partnership incurred expenses for office rent, technology and administrative expenses of $75,000 during 2015 which were paid to related entities.

Note 5 – Major Customers

During 2015, 100% of the Partnership's revenues was generated from two sources.

Note 6 – Credit Risk

At December 31, 2015, and at various times throughout the year, the Partnership may have had cash balances in excess of federally insured limits.

Note 7 – Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2014, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. ASU 2014-09, including the deferral in ASU 2015-14, will be effective commencing with Partnership's year ending December 31, 2018. The Partnership is currently assessing the potential impact of this ASU on its financial statements.